Exhibit 99.3

Zhibao Technology Inc. Announces Revised Financial Results for the Six Months Ended December 31, 2024

Shanghai, China--(Newsfile Corp. – May 2, 2025) - Zhibao Technology Inc. (NASDAQ: ZBAO) (“Zhibao,” “we,” or the “Company”), a leading and high growth InsurTech company primarily engaging in providing digital insurance brokerage services through its operating entities in China, today announced revised financial results for the six months ended December 31, 2024.

Recently, the Company made updates to the results that were announced on April 15, 2025, in a few of the other expense and income lines that are below the (loss) gain from operations section in the income statement. The items that were adjusted included net interest expense, an addition of a gain on fair value of warrant liabilities, and a loss on settlement of convertible notes.

Below are the adjustments that were made to the income statement:

●	The net interest expense increased from RMB1.4 million ($0.2 million) to RMB1.6 million ($0.2 million).

●	Added gain from fair value change of warrant liabilities of RMB1.4 million ($0.2 million).

●	The loss on settlement of convertible notes increased from RMB4.1 million ($0.5 million) to RMB4.4 million ($0.6 million).

Due to these adjustments, net loss decreased to RMB0.6 million ($0.09 million) for the six months ended December 31, 2024, compared to the amount reported on April 15, 2025 of a net loss of RMB1.5 million ($0.2 million) for the same period. Further, the adjusted basic and diluted GAAP loss per share was RMB0.02 ($0.00) for the six months ended December 31, 2024, versus the previous reported RMB0.05 ($0.01).

In connection with the preparation of the unaudited interim condensed consolidated financial statements for the six months ended December 31, 2024, the management corrected the errors relating to the convertible notes and warrants issued to the Investor mentioned. The warrants were incorrectly accounted for and reported as equity in the Form 6-K that was filed on April 15, 2025, which should be reclassified as warrant liabilities. The errors as of December 31, 2024 and for the six months ended December 31, 2024 are revised as below in the revised unaudited condensed consolidated balance sheet and revised unaudited condensed consolidated statements of operations and comprehensive loss.

Unaudited Condensed Consolidated Balance Sheet

	As of December 31, 2024
	As Originally
	Reported	Adjustment	As Adjusted
	RMB	RMB	RMB
Convertible notes	6,888,414	(436,073)	6,452,341
Warrant liabilities	—	1,239,814	1,239,814
Total Current Liabilities	234,214,852	803,741	235,018,593
Total Liabilities	241,403,183	803,741	242,206,924
Additional paid-in capital	207,528,841	(1,701,018)	205,827,823
Accumulated deficit	(133,356,964)	871,115	(132,485,849)
Accumulated other comprehensive loss	(619,179)	26,162	(593,017)
Total Shareholders’ Equity	73,575,206	(803,741)	72,771,465

Unaudited Condensed Consolidated Statements of Operations and Comprehensive Loss

	For the six months ended December 31, 2024
	As Originally
	Reported	Adjustment	As Adjusted
	RMB	RMB	RMB
Interest expense, net	(1,423,313)	(182,661)	(1,605,974)
Gain on fair value change of warrant liabilities	—	1,430,663	1,430,663
Loss on settlement of convertible notes	(4,061,543)	(376,887)	(4,438,430)
Total other expenses, net	(4,228,811)	871,115	(3,357,696)
(Loss) Income Before Income Taxes	(424,473)	871,115	446,642
Net Loss	(1,515,720)	871,115	(644,605)
Foreign currency translation adjustments	(390,307)	26,162	(364,145)
Comprehensive loss	(1,906,027)	897,277	(1,008,750)
Loss per share
Basic	(0.05)	0.03	(0.02)
Diluted	(0.05)	0.03	(0.02)

The Company projects 70% revenue growth and improvement in gross profit, profit from operations, and net income for fiscal year ending June 30, 2025 compared to the same period last year.

Non-GAAP Net Income

Non-GAAP adjusted net income excludes the impact of gain from early termination of operating lease arrangements, loss from settlement of convertible notes, changes in fair value of derivative liabilities, and changes in fair value of warrant liabilities. For further information, see “Use of Non-GAAP Financial Measure” below.

About Zhibao Technology Inc.

Zhibao Technology Inc. (NASDAQ: ZBAO) is a leading and high growth InsurTech company primarily engaging in providing digital insurance brokerage services through its operating entities (“Zhibao China Group”) in China. 2B2C (“to-business-to-customer”) digital embedded insurance is the Company’s innovative business model, which Zhibao China Group pioneered in China. Zhibao China Group launched the first digital insurance brokerage platform in China in 2020, which is powered by their proprietary PaaS (“Platform as a Service”).

Zhibao has developed over 40 innovative digital insurance solutions addressing different scenarios in a wide range of industries, including but not limited to travel, sports, logistics, utilities, and e-commerce. Zhibao has partnered with over 2,000 business channels, through which it has already served the various insurance needs of more than 20 million end customers.

For more information, please visit: www.zhibao-tech.com.

Use of Non-GAAP Financial Measure

In addition to consolidated U.S. GAAP financial measures, we consistently evaluate our use of and calculation of the non-GAAP financial measures, “Adjusted EBITDA.”

Adjusted EBITDA is a financial measure defined as our EBITDA, adjusted to eliminate the effects of certain non-recurring items, that do not reflect our ongoing strategic business operations. EBITDA is computed as net income (loss) before interest, taxes, depreciation, and amortization. Adjusted EBITDA is EBITDA further adjusted for certain income and expenses, which management believes results in a performance measurement that represents a key indicator of the Company’s core business operations of digital insurance brokerage services. The adjustments currently include gain from early termination of operating lease arrangements, loss from settlement of convertible notes, changes in fair value of derivative liabilities, and changes in fair value of warrant liabilities.

Reconciliations of Adjusted EBITDA to the most comparable U.S. GAAP financial metric for historical periods are presented in the table below:

Exchange Rate Information

This press release contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB7.2993 to US$1.00, the noon buying rate in effect on December 31, 2024, as set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about Zhibao’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, including, but not limited to, the uncertainties related to market conditions, and other factors discussed in the “Risk Factors” section of the Company’s filings with the SEC. A number of additional factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Zhibao’s goal and strategies; Zhibao’s expansion plans; Zhibao’s future business development, financial condition and results of operations; Zhibao’s expectations regarding demand for, and market acceptance of, its solutions and services; Zhibao’s expectations regarding keeping and strengthening its relationships with insurance companies, financial institutions, and insured parties; general economic and business conditions; and assumptions underlying or related to any of the foregoing. All information provided in this press release and in the attachments is as of the date of this press release, and Zhibao does not undertake any obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations that arise after the date hereof, except as required under applicable law. Although Zhibao believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and Zhibao cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov.

Investor Relations Contact

Zhibao Technology Inc.
Investor Relations Office
Email: ir@zhibao-tech.com

Skyline Corporate Communications Group, LLC
Scott Powell, President
Avenues Tower
1177 Avenue of the Americas, 5th floor
New York, NY 10036
Office: (646) 893-5835
Email: info@skylineccg.com

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